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SO 3/18/05

SECURITII 05038989 ISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C. 179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11455

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORBERT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 DORSET ROAD
(No. and Street)

SCARSDALE, (City) NY (State) 10583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN SHEFF 914-723-1764
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL E

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE R. HOLLIS, CPA
(Name – if individual, state last, first, middle name)

86 NORTH COURT (Address) ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Norman Sheff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norbert Associates, Inc., as of February 23rd, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

KATHLEEN L MAZZILLO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 6038326
QUALIFIED IN WESTCHESTER COUNTY
TERM EXPIRES MARCH 6, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capita.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NORBERT ASSOCIATES, INC.
FINANCIAL REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2004

GEORGE R. HOLLIS, CPA

GEORGE HOLLIS, CPA
86 NORTH COURT
ROSLYN HEIGHTS, NEW YORK 11577
Tel (516) 621-0918 Fax (516) 338-8862

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Norbert Associates, Inc.

I have audited the accompanying balance sheets and related schedules of Norbert Associates, Inc. as of December 31, 2003 and 2004, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norbert Associates, Inc. as of December 31, 2003 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

George R. Hollis, CPA
Roslyn Heights, New York
January 30, 2005

NORBERT ASSOCIATES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

ASSETS

	2003	2004
ASSETS:		
Cash in Bank	$ 2,715	$ 4,211
Loans Receivables - Officers	23,617	23,617
Investment – NASD	6,000	6,000
Securities owned (at market value)	37,347	38,609
TOTAL ASSETS	$ 69,679	$ 72,437

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2004
CURRENT LIABILITIES:		
Taxes Payable	$ 3,521	$ 3,435
TOTAL CURRENT LIABILITIES	3,521	3,435
STOCKHOLDERS' EQUITY:		
Preferred Stock	19,500	19,500
Common Stock	60,000	60,000
Paid in Capital in Excess of Par	22,400	22,400
Retained Earnings (Deficit)	(35,742)	(32,898)
TOTAL STOCKHOLDERS' EQUITY	66,158	69,002
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 69,679	$ 72,437

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2003	2004
REVENUES:		
Commissions	$ 21,999	$ 18,036
Net Dealer Inventory & Investments Gains (Losses)	14,647	(82)
Interest & Dividend Income	16	7
Other - Note 4	80,400	82,700
TOTAL REVENUES	$ 117,062	$ 100,661
EXPENSES:		
Registered Representatives Compensations	$ 42,965	$ 33,014
Clerical Salaries	32,330	32,803
Other Expenses	32,010	32,000
TOTAL EXPENSES	107,305	97,817
NET INCOME (LOSS) FOR THE YEAR	$ 9,757	$ 2,844

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2003	2004
RETAINED (DEFICIT) EARNING - BEGINNING	$ (45,499)	$ (35,742)
Net Profit or (Loss)	9,757	2,844
RETAINED (DEFICIT) - ENDING	$ (35,742)	$ (32,898)

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Profit or (Loss)	$ 9,757	$ 2,844
NON CASH EXPENSES INCLUDED IN NET INCOME		
DECREASE IN:		
Securities Owned & NASD	16,646	(1,262)
Taxes Payable	(252)	(86)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	-	1,496
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans to Officers	0	0
Margin Account	0	0
NET INCREASE (DECREASE) IN CASH	(6,637)	1,496
CASH AT BEGINNING OF YEAR	9,352	2,715
CASH AT END OF YEAR	$ 2,715	$ 4,211

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. **BUSINESS ACTIVITY**
Norbert Associates, Inc. retaining license for stock brokerage but is no longer active with the public.

2. **PROPERTY AND EQUIPMENT**
Repairs and maintenance are expenses as incurred.

3. **REVENUE AND EXPENSES**
Revenue and Expenses are recognized under the accrual method of accounting.

4. **RELATED PARTIES**
Other income is insurance commissions from two related parties:

    1. Patriot Planning Corp.
    2. New York Boros Management Group, Inc.

The loans receivable from officers at December 31, 2003 and December 31, 2004 are from stockholder, Norman Sheff.

NORBERT ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	BALANCE AS OF JANUARY 1, 2004	NET PROFIT FOR THE YEAR 2004	BALANCE AS OF DECEMBER 31, 2004
STOCKHOLDERS' EQUITY:			
Preferred Stock	$ 19,500	$ -	$ 19,500
Common Stock	60,000	-	60,000
Paid in Capital in Excess of Par	22,400	-	22,400
Retained Earnings	(35,742)	2,844	(32,898)
TOTAL STOCKHOLDERS' EQUITY	$ 66,158	$ 2,844	$ 69,002

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS BY GENERAL CREDITORS

JANUARY 1, 2004 TO DECEMBER 31, 2004

-N O N E-

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
SCHEDULE OF NET CAPITAL COMPUTATION
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

TOTAL ASSETS		$ 72,437
Less: Liabilities		3,435
Total		69,002
Less: Non-qualified		29,617
NET ASSETS		39,385
HAIRCUT ON SECURITIES		
Stocks 37,347 @ 30%	$ 11,583	
Additional on Securities	-0-	
Customer Debits (0)	-0-	
TOTAL		11,583
NET CAPITAL		27,802
AGGREGATE LIABILITIES		$ 3,435
Ratio of Aggregate Liabilities to Net Capital		.081

See accompanying notes and auditor's report

NORBERT ASSOCIATES INC.
SCHEDULE OF COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

Customer Credits	=	$	0	@	105%	=	$ -0-
Customer Debits	=	$	0	@	98%	=	(-0-)
							-0-
Customer Fail to Deliver							-0-
Customer Fail to Receive =			-0-	@	105%	=	-0-
							-0-
Total Reserve Requirement							-0-
Amount held on deposit in reserve bank account frequency of computation-monthly							$ -0-

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.

A RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT "A" OF:

RULE 15c3-3

DECEMBER 31, 2004
NO DIFFERENCE

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.

A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2004
NO DIFFERENCE

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE DATE OF THE PREVIOUS AUDIT

DECEMBER 31, 2004

-N O N E-